TASEKO MINES: FLORENCE COPPER RECEIVES AQUIFER PROTECTION PERMIT

December 8, 2020, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") is pleased to announce that the Arizona Department of Environmental Quality ("ADEQ") has granted its Florence Copper Project the Aquifer Protection Permit ("APP").

Russell Hallbauer, Chief Executive Officer and Director of Taseko, commented, "This is a key milestone in the advancement of the Company's next operating asset. By issuing this permit, the ADEQ has endorsed the environmental integrity of our project and is confident that the commercial operation will meet all state environmental laws and regulations. The US Environmental Protection Agency ("EPA") continues to advance their permitting process and our expectation is that the Underground Injection Control Permit will be issued in early 2021. With construction anticipated to commence in 2021, the timing could not be better with copper being highlighted as the metal of the future as the world aggressively transitions to a green economy."

Stuart McDonald, President of Taseko, continued, "When in production, Florence Copper will produce 85 million pounds of copper annually at US$1.13 per pound C1 cash costs over its 20-year mine life. Based on our latest Technical Report, and supported by nearly two years of successful operation of the test facility, the project has an after-tax NPV (8%) of US$680 million at a copper price of US$3.00 per pound. At today's copper price, the NPV rises dramatically to US$920 million, which is roughly three times our current market capitalization. We have de-risked the project significantly since its acquisition in 2014 and believe we are on the cusp of having one of the best low-cost, fully-permitted and financed copper projects in the world."

"This state-of-the-art copper production facility will have an environmental footprint smaller than any conventional open-pit or underground mining operation of its size, with water consumption 14 times lower, carbon emissions six times lower and energy consumption three times lower. These attributes make Florence Copper an exceptionally green project which will supply the US domestic market and offset current copper imports," concluded Mr. Hallbauer.

The Florence Copper NI 43-101 technical report is available on www.sedar.com or the Company's website at www.tasekomines.com.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer

Chief Executive Officer and Director

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
  uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the "Risk Factors" included in our Annual Information Form.